UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
( Amendment No. 1 )

  EXCELLENCY INVESTMENT REALTY TRUST, INC.

(Name of Issuer)

  Common Stock, $0.01 par value per share

(Title of Class of Securities)

   300688 10 8

(CUSIP Number)

  Jeffrey A. Rinde, Esq.
Hodgson Russ LLP
60 East 42nd Street, 37th Floor
New York, NY 10165
(212) 661-3535

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

  October 18, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300688 10 8

1.	Name of Reporting Person: David Mladen		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 45,109,230

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 45,109,230

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,109,230

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 99.8%

14.	Type of Reporting Person (See Instructions): IN

THIS AMENDMENT NO. 1 AMENDS A STATEMENT ON SCHEDULE 13D (THE “STATEMENT”), DATED SEPTEMBER 29, 2005. ALL ITEMS NOT MENTIONED SPECIFICALLY IN THIS AMENDMENT REMAIN AS PROVIDED IN THE STATEMENT. ITEMS 1,2,3,4 AND 5 OF THE STATEMENT ARE AMENDED TO READ IN THEIR ENTIRETY AS FOLLOWS:

Item 1.  Security and Issuer

             This Statement on Schedule 13D (the “Statement”) relates to shares of common stock, $0.01 par value per share (the “Common Stock”) of Excellency Investment Realty Trust, Inc., a Maryland corporation, (the “Issuer”), the surviving company and successor filer resulting from the merger of Gift Liquidators, Inc., an Oklahoma corporation (“Gift Liquidators”) with and into its wholly owned subsidiary, the Issuer. The address of the principal executive office of the Issuer is 270 Laurel Street, 1st Floor Office, Hartford, Connecticut 06119.

Item 2.  Identity and Background

        (a)        This Statement is filed by Mr. David Mladen (“Mr. Mladen”). By his signature on this Statement, Mr. Mladen agrees that this Statement is filed on his behalf.

        Mr. Mladen is filing this Statement pursuant to Rule 13d-1(a) under the Exchange Act of 1934, as amended (the “Act”), on his own behalf and not on behalf of any other party. Information with respect to Mr. Mladen, is given solely by Mr. Mladen.

        (b)        Mr. Mladen’s business address is c/o Excellency Investment Realty Trust, Inc., 270 Laurel Street, 1st Floor Office, Hartford, Connecticut 06119.

        (c)        Mr. Mladen’s present principal occupation is as the President and Chief Executive Officer of the Issuer.

        (d)        Mr. Mladen has not within the last five years been convicted in a criminal proceeding.

         (e)        During the last five years, Mr. Mladen was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)        Mr. Mladen is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of September 29, 2005 (the “Effective Date”), Mr. Mladen entered into a Common Stock Purchase Agreement with two of Gift Liquidators’ stockholders, pursuant to which he purchased an aggregate of 33,761 shares of Gift Liquidators’ Common Stock (collectively, the “Common Shares”), for an aggregate purchase price of $325,000. In addition, as of the Effective Date, Mr. Mladen entered into a Preferred Stock Purchase Agreement with Gift Liquidators, pursuant to which he purchased 11,000 shares of Gift Liquidators’ Series A Convertible Preferred Stock (the “Series A Preferred Shares”), for an aggregate purchase price of $10,000. Pursuant to the Certificate of Designation of Series A Convertible Preferred Stock of Gift Liquidators (the “Certificate of Designation”), each of the Series A Preferred Shares was convertible into 5 shares of Gift Liquidators’ Common Stock, at any time, at the option of Mr. Mladen, for no additional consideration. Mr. Mladen used his personal funds to purchase the Common Shares and Series A Preferred Shares (collectively, the “Shares”).

        On July 12, 2006, Gift Liquidators amended the Certificate of Designation to provide that each Series A Preferred Share would thereafter be convertible into 143 shares of Common Stock. No additional consideration was paid by Mr. Mladen in connection with this amendment.

        Between June 2006 and August 2006, Excellency Investment Realty Trust I, LP (the “Limited Partnership”), purchased 2,469 shares of Common Stock of Gift Liquidators in the open market. The Issuer is the parent corporation and general partner of the Limited Partnership, which is controlled by Mr. Mladen.

        As of September 20, 2006, Gift Liquidators reincorporated in Maryland by virtue of its merger with and into its wholly-owned subsidiary, Excellency Investment Realty Trust, Inc., a Maryland corporation (the “Reincorporation”). Excellency Investment Realty Trust, Inc. (hereinafter, the “Issuer”) continued as the surviving company and successor filer. At the effective time of the Reincorporation, each share of the Gift Liquidators’ issued and outstanding common stock was converted into one share of the Issuer’s common stock and each share of Gift Liquidators’ Series A Preferred Stock was converted into one share of the Issuer’s Series A Preferred Stock.

        On October 11, 2006, the Issuer established a series of 43,500 shares of Preferred Stock, designated as Series C Convertible Preferred Stock (the “Series C Preferred Shares”). On October 18, 2006, all of the Series C Preferred Shares were issued to Mr. Mladen in consideration for his agreement to waive $720,000 of liquidated damages due to him by virtue of the Issuer's failure to satisfy certain of its registration requirements. As of October 24, 2006, Mr. Mladen converted the Series C Preferred Shares into 43,500,000 shares of the Issuer’s Common Stock. As a result, Mr. Mladen currently beneficially owns securities of the Issuer representing approximately 99.8% of its voting power.

Item 4.  Purpose of Transaction

        In addition to Mr. Mladen’s purchase of the Shares, as of the Effective Date, among other things, (i) all of the existing officers and directors of the Issuer resigned, (ii) Mr. Mladen was appointed as the Issuer’s sole officer and director, and (iii) the Issuer sold all of its non-cash assets, including inventory. By virtue of Mr. Mladen’s acquisition of 51.3% of the Issuer’s voting securities, and his simultaneous appointment as the Issuer’s sole officer and director, a “change of control” of the Issuer was deemed to have taken place.

        In connection with David Mladen's purchase of the Series A Preferred Shares (the “Preferred Stock”), the Issuer entered into a Registration Rights Agreement with Mr. Mladen (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to prepare, and, on or prior to the sixtieth (60th) day following the date of such purchase, file with the Securities and Exchange Commission (the "SEC") a Resale Registration Statement on Form SB-2 (the “Resale Registration Statement”), to register all of the shares of its Common Stock underlying the Series A Preferred Shares (the “Conversion Shares”). Further, pursuant to the Registration Rights Agreement, the Issuer is required to use best efforts to (a) have the SEC declare the Resale Registration Statement effective within ninety (90) days after filing the Resale Registration Statement with the SEC (or one hundred and twenty (120) days if the Issuer receives any comments on the Registration Statement from the SEC), and (b) maintain the effectiveness of the Resale Registration Statement until all of the Conversion Shares have been sold or may be sold without volume restrictions pursuant to Rule 144(k) of the Securities Act of 1933, as amended.

     If the Issuer (i) fails to file the Resale Registration Statement, or (ii) fails to have the Registration Statement declared effective within the required period, or (iii) if effectiveness is not maintained, the Registration Rights Agreement requires the Issuer to make payments to Mr. Mladen in an aggregate amount equal to two percent (2%) per month of $9,000,000 (assuming the sale of $9,000,000 of the aggregate fair market value of the Conversion Shares) (“Outstanding Principal Amount”), multiplied by the number of months (prorated for partial months) until the failure is cured. As of the date hereof, the Resale Registration Statements has still not been filed. In consideration for the Issuer's issuance to him of the Series C Preferred Shares, Mr. Mladen agreed to waive approximately $720,000 of liquidated damages due to him, through October 31, 2006.

        Mr. Mladen plans to seek the acquisition of assets, property or businesses that may be beneficial to the Issuer and its stockholders. He also plans to raise capital for the Issuer through a combination of equity and debt offerings. While Mr. Mladen has no specific contract, understanding or arrangement with respect to the foregoing, this may include: (i) the acquisition or disposition of additional securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) a change in the present board of directors or management of the Issuer, including a change in the number or term of directors, or the filling of existing vacancies on the board; (v) a material change in the present capitalization or dividend policy of the Issuer; (vi) another material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto; or (viii) actions similar to any of the aforementioned actions.

       Other than as set forth above, Mr. Mladen does not have any plans or proposals that would relate to or result in:

    (a)        The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer other than as herein disclosed;

    (b)        An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    (c)        A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d)        Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    (e)        Any material change in the present capitalization or dividend policy of the Issuer;

    (f)        Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

    (g)        Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    (h)         Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i)        A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    (j)        Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

        The only interests in the securities of the Issuer which Mr. Mladen holds are the interests which have been described above in Items 3 and 4.

        As of the date hereof, the Issuer has 43,618,537 shares of Common Stock issued and outstanding.

         Assuming the conversion in full of the Series A Preferred Shares, Mr. Mladen has (i) sole voting power and sole dispositive power over 45,109,230 shares of Common Stock of the Issuer, and (ii) shared voting power and dispositive power over no shares of Common Stock of the Issuer. As a result, Mr. Mladen controls approximately 99.8% of the Issuer’s outstanding Common Stock, on an as converted basis.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2006

/s/ David Mladen
David Mladen